OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Erndo Inc.

251 Little Falls Drive
Wilmington, DE 19808

erndo.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT

Convertible Promissory Notes

Note converts to Class B Common Stock when the company raises $2,000,000 in a qualified equity financing

Maturity Date: April 20, 2020

$40,000,000 Valuation Cap

0% Discount Rate

5% Annual Interest Rate *

**Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below*

Maximum ($1,070,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Erndo Inc.
Corporate Address	251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808-1674
Description of Business	Erndo is a SaaS-based, market engagement ecosystem that uses tokens to mobilize customers as influencers for local commerce. Using crypto rewards to create incentive, Erndo acts as a revolutionary customer activity optimizer for small- to medium-sized businesses.
Type of	

Security Offered	Convertible Promissory Notes and Violet Tokens
Minimum Investment Amount (per investor)	$295

Perks*

The Offering includes $1 worth of Violet Tokens for every $1 invested, at the price per token set in the future token generation event. In addition, the following bonuses will apply.

$500+ – VIP Access to 2019 Token Pre-Sale.

$1,000+ - VIP Access to 2019 Token Pre-Sale -AND- a **5% Bonus on Perk Tokens** up to the dollar amount of initial investment.

$2,500+ - VIP Access to 2019 Token Pre-Sale PLUS a **10% Bonus on Perk Tokens** up to the dollar amount of initial investment.

$5,000+ – VIP Access to 2019 Token Pre-Sale PLUS a **15% Bonus on Perk Tokens** up to the dollar amount of initial investment.

$10,000+ – VIP Access to 2019 Token Pre-Sale PLUS a **25% Bonus on Perk Tokens** up to the dollar amount of initial investment.

Additional bonuses available on an individual basis for investments exceeding these amounts. Please contact the Erndo team at contactus@erndo.com for further information.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

Terms of Tokens

Violet Tokens

Description:

The token that investors will receive as a perk will be called, tentatively, "Violet

Tokens". Violet Tokens will be tradable for other tokens utilized in the Erndo Marketplace, such as Dough, including future tokens that are developed. Violet Tokens thus confer a unique advantage to the holder in that they can be exchanged for various types of tokens used in the Erndo ecosystem, including tokens that can be spent just like cash (C tokens) at any business in the Erndo network.

Please see the section **Additional Information** below for further information.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** Migration to Waves if needed
- **Expected Network Launch date:** Q2 2019
- **Total amount of Tokens authorized for creation:** 2,000,000
- **Amount of Tokens or Rights to Tokens already issued:** 0
- **Will they be listed on Exchanges:** We plan on listing the tokens on exchanges.
    - **if so, which:** We plan on listing on the main altcoin exchanges, such as Binance.

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** May be exchanged for tokens at the holders choosing when new tokens are launched by Erndo Inc.

Additional Information:

Purchasers of securities in this offering, Class B Common Shares through a convertible note, will also receive a quantity of tokens with a worth that is equal to or greater than the value of the investment amount in this offering, contingent upon the successful development of the Full Product. For example, a purchaser who invests $500 during the Offering will also receive a special perk of $500 worth of tokens if and when there is a future token implementation. An investor whose purchase amount exceeds certain thresholds will receive additional Bonus Perk Tokens at a rate defined above in the "Minimums and Perks" section. The tokens will be delivered after the official launch of the token implementation event at a time designated by the Board.

In addition to the information above the Violet Token will entail a permanent benefit to the individual that is currently holding the Violet Token in the form of an increased mining rate within the Erndo platform. This rate will increase with the number of Violet Tokens held by the individual. This bonus does not stay with the individual if they sell their Violet Tokens and will instead be transferred to the new owner of the

Violet Tokens. Violet Tokens will also be tradable with other individuals for cryptocurrencies or fiat cash through token exchanges such as Binance or Coinbase.

Erndo has already successfully executed on an Minimum Viable Product (MVP) demonstrating critical proof-of-concept, with "Dough" being a virtual currency (C tokens) that is currently live and can be spent at any business in the Erndo network, and "Tokens" being a digital asset (S tokens) that is currently live which confers a benefit to the holder in the form of an increased "mining" rate for acquiring Dough.

Current Status and Immediate Plans

While Erndo does not currently have a blockchain-based token, Erndo has immediate plans to begin development post-funding in order to integrate blockchain-based tokens into the core functionality of the platform. In the current, live iteration of the Erndo platform (the "Alpha" or the "MVP"), digital assets (tokens that are not currently recorded on a blockchain ledger) in the form of virtual currency and "Tokens" are the core influencing mechanism used to incentivize consumers to carry out economically relevant activity, such as modified purchasing habits (e.g. spending more than normal, or patronizing a new business that one has never been to before).

In the next iteration of the platform (the "Full Product"), we intend to use digital assets including but not limited to blockchain-based tokens to incentivize valuable consumer activity in various forms including but not limited to modified purchasing habits, influencer marketing, and data generation. The delivery of the token bonus perks, VIP access, and bonus tokens are contingent upon the successful development of the Full Product. While Erndo has immediate plans to realize the development of the Full Product and has already assembled the core team members necessary to do so, we are unable to guarantee that successful development will ever occur. Refer to the "Risks and Uncertainties" section of our Offering Statement for further information.

Token Functionality

Tokens are an integral and central aspect of Erndo's operation. Tokens are one of the main rewards used to incentivize consumer behavior. There are two planned types of tokens, one being called a "C token" and the other an "S token". C tokens are spendable by users in the Erndo network in many ways including, but not limited to, purchasing goods and services from participating business or redeemed for special promotions such as gift certificates, coupons, or discounts. S tokens are used to increase a user's associated status, which affects the rate at which they are capable of acquiring C tokens through actions that add value to the token economy (aka "mining"), such as through their purchasing habits.

"Mining" in the context of the Erndo ecosystem encompasses more than just blockchain transaction validation. Instead, "mining" in the Erndo context, which is how users are able to acquire tokens, is accomplished through various forms of activity which includes but is not limited to purchasing habits, influencer marketing, and data generation. As such, the Erndo platform rewards these miners with tokens each time they perform an activity that is economically beneficial to the Erndo ecosystem. Both of these types of tokens may be tradable on a cryptocurrency or token trading market platform such as Binance or Coinbase.

Currently, our live Minimum Viable Product (MVP) is already operating on a successful execution of the above concept. "Dough" is a C Token that is currently in-use on the Erndo MVP, live and being used as a real currency in a real economy with nearly a hundred businesses and several hundred users. Dough is pegged to the U.S. dollar and can be spent like cash at any business in the Erndo network. "Tokens" are an S Token that is also currently in-use on the Erndo MVP, and they increase the rate at which a person "mines" and earns Dough.

Bonus on Perk Tokens and VIP Access

An extra bonus on tokens (i.e. Violet Tokens) will be conferred to purchasers whose investment amount exceeds the relevant minimum thresholds, contingent upon successful development of the Full Product. For example, an investor who invests $8000, which meets the Tier 4 bonus threshold, will receive 15% additional perk tokens, for a total perk token value of $8000*1.15 = $9200.

VIP Access to our 2019 Token Pre-Sale will be given to purchasers whose investment amount exceeds $500. This perk confers purchasing privileges, including discounts and access to private pre-sale offerings, on a future token sale event conducted by or in affiliation with Erndo.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Securities and Violet Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Erndo, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Erndo is a SaaS-based, market engagement ecosystem that uses tokens to mobilize customers as influencers for local commerce. We enable business owners to painlessly self-acquire, retain, and understand customers using crypto influence. Our breakthrough platform synthesizes customer acquisition, loyalty incentivization and insight monetization with automated marketing for Small Businesses (SMBs) to create an integrated, interoperable, value generation platform that is reviving local businesses and restoring local pride.

We have solved three challenges that globalization and the internet economy have created: lack of resource and skills among SMBs to compete with the increasing sophistication of marketing, talent acquisition, and supply chain management; lack of customers to have an impact on their business ecosystem when loyalty is a click away; and the value-leakage out of local communities due to the disconnect between customer loyalty and SMB success.

We have automated the customer analytics as a currency-based system, where customers as influence converts to value increments in a marketplace which they can use and benefit from when patronizing their local businesses and which SMBs can use to reinforce loyalty through effortless, automated market engagement. In using tokens to drive customer activation – acquisition, loyalty, and influence – we are mobilizing customers to revolutionize the small business landscape with a new paradigm: a currency-based ecosystem that drives economic benefits for both.

At Erndo, we believe in a future where small businesses and local economies can thrive by effortlessly deploying a level of marketing and customer engagement sophistication that enables them to successfully compete with Fortune 500 companies; and where customers can enjoy even greater reward for loyalty to those local businesses that they love supporting.

The founders of Erndo have recently completed an alpha phase launch in Southern Oregon with a Minimum Viable Product (MVP). This MVP was extremely limited in functionality and acted as a mobile payment system that allowed individuals to collect and spend virtual currency in the form of "Dough". Despite the limited resources utilized and the use of a rural location, Erndo was able to achieve roughly 100 business users and 550 consumer users during the execution of the Alpha phase. Current plans for the next phase include the redevelopment of the app, implementation of blockchain-based tokens, and expansion throughout the West Coast of the United States. Our current plans regarding our development timeline is to complete the redevelopment of the app --which includes integration of blockchain-based tokens-- by the end of 2018 with an ICO launch in 2019.

Sales, Supply Chain, & Customer Base

In particular, metropolitan SMB proprietors are our primary traction target, with their most prolific customer base for Erndo use being millennials whose average daily smartphone usage time is ~4 hours. Additionally, over 33% of millenials are expected own cryptocurrency by the end of 2018.

Competition

Erndo is the first-mover in an entirely new industry space made possible only through the intersection of groundbreaking mobile and blockchain technology: CAaaS (Customer Activation as a Service) for the small- to medium-sized business market.

Disclosure

There is no relationship between Erndo and Erndo Labs. Erndo Labs is a holding company for founders to hold their equity in Erndo and to potentially incubate new technologies relevant to Erndo in the future.

Liabilities and Litigation

We have no liabilities or litigation that we are currently involved with.

The team

Officers and directors

Peter Jenson	CEO, President, and Director
Jeff Stacey	Head of Growth Strategy and Director
Chris Betzing	CFO, Treasurer, and Director

Peter Jenson
With a background in martial arts as both an instructor and international competitor; musical composition as the leader and songwriter of a progressive rock band; and in business development, administration, and management, Peter brings a plethora of leadership experience to the table that drives the Erndo team. With an emphasis on collaboration, Peter is dedicated to moving the team forward through stalwart teamwork such that the team's collective knowledge, experience, and skills are able to synergize with maximum effectiveness. With a B.S. in Chemistry (concentration in Biochemistry and Biophysics), an M.S. in Bioinformatics and Computational Biology (concentration in machine learning and predictive analytics), and small business entrepreneurship since his early teens carried out in order to both fund his college education as well as satisfy his entrepreneurial spirit, Peter also possesses substantial experience in academic pursuits, scientific research, and small business proprietorship. As the original founder of Erndo, Peter directly oversaw the 2017 launch of the alpha product and has presided as the CEO, President, and a Director since Erndo's Delaware corporate inception in 2018.

Jeff Stacey
With a track record of >$500M in Cloud Apps, Big Data Analytics, and Blockchain, Jeff is a seasoned serial entrepreneur and corporate executive with a 20+-year history of partnerships with companies such as AT&T, NASA, DOD, T-Mobile, and many others. He has a Portfolio of over 150 Cloud, Analytics and Big Data Partnerships, from the work he has done at IBM, Dell, SAP, Oracle, and a host of early stage startup companies. Always on the forefront of groundbreaking technology, Jeff is a respected pioneer at the executive level in the creation and implementation of Blockchain, AI, and Analytics technologies in the United States and abroad. Jeff has presided as the Head of Growth Strategy and Director of Erndo since it's Delaware corporate inception in 2018.

Chris Betzing
Christopher is from Lake Oswego, Oregon and graduated Cum Laude from Oregon State University with a BS in Radiation Health Physics. He was a member of the Biophysics/Biochemistry and Premed Clubs; Dean's List/Honor Roll, National Society

of Collegiate Scholars Honor Society, and Alpha Lambda Delta Honor Society. In addition, he was selected for the Oregon State University Waldo-Cummings Outstanding Student Awards for Academic excellence/community service and achievement in 2008, 2009 and 2010. In 2011, based on his high scholastic achievements, integrity and potential achievement in applied Nuclear Science and Nuclear Engineering, Chris was selected for membership in the Alpha Nu Sigma Honor Society. From 2011-2013 Christopher studied at OHSU and achieved his Master of Science in Bioinformatics. Chris started his Master in Finance degree from Colorado State University - Global Campus in 2016 and graduated in early 2018. As the second member of the Erndo team, Chris was involved in overseeing the 2017 launch of the alpha product and has presided as the CFO, Treasurer, and a Director since Erndo's Delaware corporate inception in 2018.

Number of Employees: 10

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The strength of patents and intellectual property may be weakened or ineffective** A robust patent pipeline is projected in order to ensure the protection of our intellectual property in addition to existing pending patents. These patents could potentially help to protect from aggressive lawsuits and the ability to mitigate copycat companies that attempt to infringe on our intellectual property. However, there is a risk that our patents could be either not approved or interpreted by a court of law as not being valid, enforceable, or relevant to our claims. If this or similar scenarios were to occur there would be a risk of negative effects due to the increased chance of litigation by aggressive parties and a reduction of legal avenues to challenge copycat and intellectual property infringing entities.
- **Competitors** Competitors that are at a significant advantage either in terms of market share, financing, or connections could arise with similar products that potentially could result in Erndo Inc. failing to achieve financial viability. In order to mitigate these risks, Erndo Inc. plans to implement a robust patent pipeline to augment current pending patent(s). Additionally, Erndo Inc. has several key strategies regarding marketing, expansion, and development that we believe places us at a competitive advantage. However, there is no guarantee that either our patent pipeline or our key strategies will enable us to out-compete other entities.
- **Investments in startup companies contain a high amount of risk** Investments in Erndo Inc. or other startups can involve a high degree or a high amount of risk. There are significant financial and operational challenges that startups, including Erndo Inc., face. The startup market that Erndo Inc. is operating in is

extremely competitive and has a high risk of failure. Some of the challenges that startups face that lead to their high risk include, but are not limited to: market exposure, customer acquisition, competition, marketing, operational management, financing, product development, product traction, and unexpected death or illness among key employee(s) or founder(s).

- **Erndo Inc. is reliant on fundraising in order to achieve expansion** Erndo Inc. was recently formed as a C corporation in the state of Delaware. However, the founders have previously successfully completed an alpha phase of a minimum viable product (the "MVP") in the Rogue Valley, Southern Oregon. No significant revenue was expected given that it was simply testing the model. The alpha grew much faster than was expected and usage was capped due to overwhelming demand. However, there is no guarantee of revenue growth going forward and Erndo Inc. is reliant on successful fundraising efforts in order to complete platform development beyond the MVP and expand to additional geographic regions.
- **Insolvency** Operating as a startup is risky and it is possible that Erndo Inc. could become insolvent, resulting in little to no financial return for investors and the potential loss of the entire amount of the initial investment. There are different ways for Erndo Inc. to become insolvent, including, but not limited to, the cost of operation and overall expenses to operate the company could become higher than the revenue that is received.
- **Political and regulatory factors** Political and regulatory factors include, but are not limited to, political and regulatory changes in the United States or states and local areas could result in negative repercussions for the company or even failure. In order to mitigate political and regulatory risks, Erndo Inc. has operational guidelines that seek to ensure full compliance in good faith with all potential regulatory risks. This can be seen by our choice of seeking to raise funds through a regulated and SEC compliant mechanism.
- **Any valuation at this stage is speculative and any projections are based on estimates** There is no guarantee that the company will meet projected estimates. Any valuation is based on estimates and cannot be stated with certainty to be a specific amount. Valuation can be based on the results of the alpha phase and projected estimates based on the performance of similar industries. The adoption of Erndo has been very attractive to consumers and businesses alike during the alpha in the Rogue Valley. However, any assumptions or estimates based on this data is subject to unpredictable variation due to multiple factors such as differing adoption rates in new regions and other potentially confounding variables.
- **Financial success is reliant on a growing user base** In order for revenue to increase and for profit to be made, the user base must grow and users must make transaction through the Erndo platform. During the alpha phase in the Rogue Valley there was a large user base developed of approximately ~550 users and ~100 businesses in a 3-month period. However, these results are in no way an indication of what user adoption might be in other areas, or with a product with additional functionality. Financial success is not guaranteed and it is possible that various factors and variables could result in slower adoption than expected

or no adoption at all.

- **The Company is subject to risks related to cyber security or other security breaches.** Technology companies and companies that deal with sensitive areas such as, but not limited to, blockchain based technologies, virtual currency, mobile payments, web based services, and other areas that The Company may work in are susceptible to cybersecurity risks and the potential for other security breaches. The Company may be the target of multiple cyber-attacks and other forms of attacks from malicious individuals or parties. These attacks could have a negative impact on the company in many ways including, but not limited to, fines, litigation, loss of revenue, loss of public perception, and other negative effects on The Company. Malicious individuals or organizations could also manipulate the cryptocurrency market, which could result in large price changes and damage to The Company. It is possible that cyber-attacks or other forms of attacks on The Company could adversely affect the investor's investment and potentially result in negative scenarios for an investor including, but not limited to, the loss of their investment, loss in the value of their security, loss of Tokens, and the loss of the value of the Tokens.
- **The regulatory environment surrounding blockchain technologies, cryptocurrencies, token sales, and initial coin offerings is uncertain.** There is great regulatory uncertainty surrounding blockchain technologies, cryptocurrencies, token sales, and initial coin offerings. The regulatory risks associated with such technologies is immense and susceptible to rapid changes. Due to the large amount of uncertainty, regulatory bodies inside and outside of the U.S. in the future may adopt new laws, regulations, guidance, or other actions that will have a significant effect on the development and growth of Erndo Inc. and its expansion plans. Additional regulatory changes could also have an impact on the future funding abilities of Erndo Inc. including, but not limited to, the possibility of not being able to launch a followup token sale event or blockchain-based technologies.
- **Erndo Inc. may not successfully launch their product and investors may not receive tokens.** While the alpha phase resulted in the completion and launch of the Minimum Viable Product, future development and the success of Erndo Inc. is at least partially dependent on the launch of the redeveloped product (the "Full Product") using funds from The Offering. In addition, the implementation of blockchain technology will require significant capital and time. Therefore, it is possible that the Full Product may not be released and investors may not receive any tokens. In addition, despite good faith efforts to develop the Full Product, it is possible that the Full Product will experience malfunctions or fail to be implemented.
- **Reselling securities may be difficult.** There is currently no market for investors to resell their securities and there is no guarantee that there will be a liquidity event in the near future. There is no guarantee that a public market will develop or that investors will be able to easily sell their shares or any associated tokens. In addition, federal and state regulations also limit the ability of investors to resell their securities for the first 12-month period after their investment.
- **The tax treatment of the Security and the DATE perk tokens is uncertain and**

may result in adverse tax consequences for purchases upon future events. The tax treatment of the security and DATE perk tokens is uncertain and may result in adverse tax consequences for investors upon certain future events. These adverse tax consequences may include, but are not limited to, income tax, capital gains tax, withholding tax, and other forms of taxation. Each purchaser should consult with and must rely on the advice of their own certified professional tax advisors. In addition, the tax consequences resulting from The Offering for The Company are uncertain and could result in uncertain and adverse effects for The Company. These adverse effects on The Company include, but are not limited to, negative effects resulting in a lower book value for The Company.

- **The price of securities and tokens may be volatile.** The price of equity in companies associated with blockchain technology and the price of tokens is extremely volatile. The investor may see the value of their investment including, but not limited to, the underlying security and tokens experience extreme volatility. This high volatility could result in loss of some or all of the initial investment.
- **External Factors.** There is a possibility for external factors to lead to negative effects on the company or even failure. These external factors include, but are not limited to: war, natural disaster, economic recession, changes in economic climate, changes in regulatory climate, death of one or more founders or co-founders, or simultaneous death of all of the company founders and co-founders.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Erndo Labs, 55.0% ownership, Class A Common Stock
- Peter Jenson, 100.0% ownership, Common Stock of Erndo Labs

Classes of securities

- Class A Common Stock: 85,000,000

Voting Rights

The holders of shares of the Company's Class A Common Stock, $0.00001 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Cash Dividends

Only when all cash dividends accrued on all preferred or special classes of shares entitled to preferential dividends shall have been paid or declared and set apart for payment, and when funds have been set aside by the Board of Directors out of the surplus or net profits of the corporation, such sum or sums as in their absolute discretion they may deem proper as a reserve fund for depreciation, renewal, repair and maintenance or for such other purposes as the directors shall think conducive to the interests of the corporation, but not otherwise, the holders of Common Stock shall be entitled to receive cash dividends, when and as declared by the Board of Directors. Payment of cash dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. Although The Company will continue to strongly consider issuing dividends to shareholders, The Company's priority with regard to capital usage is ensuring company growth and market viability.

Token Dividends

Although no guarantee or assurance exists, The Company does have immediate plans to issue dividends to shareholders in the form of utility tokens following the development of the Full Product. These tokens will be utilizable in the Erndo ecosystem and may be tradable on cryptocurrency exchanges. The issuances of token dividends is predicated on the development of the Full Product and will be disbursed after the development of the Full Product at the sole discretion of the Board of Directors.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Common Stock Class B: 0

Voting Rights

The holders of shares of the Company's Class B Common Stock, $0.00001 par value per share, are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Cash Dividends

Only when all cash dividends accrued on all preferred or special classes of shares entitled to preferential dividends shall have been paid or declared and set apart for payment, and when funds have been set aside by the Board of Directors out of the surplus or net profits of the corporation, such sum or sums as in their absolute discretion they may deem proper as a reserve fund for depreciation, renewal, repair and maintenance or for such other purposes as the directors shall think conducive to the interests of the corporation, but not otherwise, the holders of Common Stock shall be entitled to receive cash dividends, when and as declared by the Board of Directors. Payment of cash dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. Although The Company will continue to strongly consider issuing dividends to shareholders, The Company's priority with regard to capital usage is ensuring company growth and market viability.

Token Dividends

Although no guarantee or assurance exists, The Company does have immediate plans to issue dividends to shareholders in the form of utility tokens following the development of the Full Product. These tokens will be utilizable in the Erndo ecosystem and tradable on cryptocurrency exchanges. The issuances of token dividends is predicated on the development of the Full Product and will be disbursed after the development of the Full Product at the sole discretion of the Board of Directors.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a holder of Class B Common Shares, you will have no voting rights and the founders combined with other shareholders will still control the company. As a minority holder of Class B Common Shares, you will have limited ability, if any at all, to influence our policies or any other corporate matter including, but not limited to, the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-04-03.

Financial Condition

Results of Operation

In only a few months of having a live alpha, and in a rural area with non-ideal demographics, we managed to achieve 100+ participating businesses (2% market penetration) and hundreds of consumers. This was accomplished with a bare-minimum product that possessed only a small fraction of the functionality and value that we will be capable of offering once funded. Even with nothing more than a simple alpha, the minimum functionality itself proved valuable enough to business owners and the surrounding community to generate rapid traction and excitement.

With our MVP, we quickly “grew a bit too big for our britches”. The original intent was to execute successfully on an MVP with only ~20 businesses and an equal number of users. After ensuring that the financial aspects were secure and robust, we briefly opened the app up to public signup. Shortly thereafter, our numbers skyrocketed to over 100 businesses and 500 consumers, and we were forced to prevent further signups given that we were not prepared to handle the influx of traffic.

The purpose of our MVP was to "fly under the radar" while gaining the data necessary to build out the next iteration of the product in an empirically informed manner, using real-world customer data and feedback. We have more than successfully executed on that goal and are now ready for rapid expansion.

Preparing for significant expansion, funding, and revenue generation, we have recently incorporated in Delaware as a C-Corporation. We do not anticipate generating substantial revenue until we have completed the redevelopment of our platform based on the feedback from our alpha phase. We do anticipate completion of the platform redevelopment by the end of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation. A utility token ICO is planned for early 2019 to raise additional funds for the expansion of the Erndo network.

Financial Milestones

The Company is investing for continued growth of the brand, and is planning to generate sizeable net income losses as a result in the near future. The Company is reliant on the funds raised from The Offering in order to develop the Full Product and develop the blockchain-based technologies conducive to revenue generation and growth. In addition, in order for the The Company to reach its future milestones and projections, additional fundraising may be required. The planned methodology for the fundraising includes, but is not limited to, equity financing or the launch of a followup token sale. Our plans for expansion and revenue generation are dependent on the successful development of the Full Product and may be impacted by future regulatory changes. Based on the assumptions associated with Full Product development and additional funding, management currently forecasts 2021, 2022, and 2023 revenues of $11.17 million, $31.89 million, and $71.19 million, respectively, with corresponding net profits of $2.61 million, $10.52 million, and $27.85 million, respectively, and believes the company will generate positive net income beginning in the first quarter of 2021 with an expected gross margin of approximately 94% for each year. In addition, management forecasts approximate operating expenses for 2021, 2022, and 2023 of $7.94 million, $19.56 million, and $39.25 million, respectively, with an approximated cost of goods sold of $0.62 million, $1.81 million, and $4.09 million, respectively.

Liquidity and Capital Resources

Erndo Inc. will utilize the infusion from the offering to develop and launch a new version of the product (the "Full Product"), allowing for rapid growth and expansion. The current plan of expansion is to focus on the West Coast of the United States until the next fund raise. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Upon reaching the maximum funding target, it is expected that the funds will last approximately 18 months and be spent as outlined in the Use of Proceeds section. If we achieve the minimum level of funding, the capital expenditure would be focused primarily on redevelopment of the current product (the "alpha" or "MVP") in order to produce the Full Product in an effort to increase company revenue and attractability for future fundraising methods. In addition, The Company is planning on pursuing future additional sources of funding from methods including, but not limited to, equity financing and a followup token sale. The success of future fundraising strategies may be dependent on the development of the Full Product and the success of The Offering. The Company does not currently have any lines of credit or financing through loans or other liabilities.

Indebtedness

Erndo Inc. does not have any debt.

Recent offerings of securities

None

Valuation

$40,000,000.00

Our middle of the road projections for year 2 revenue is $2.6 million, our low projections are $1.4 million and our optimistic projections are $4.3 million. We are actually seeing in the real world, companies getting a valuation of 20X-40X who have similar margins with similar technologies. We believe that it is very realistic to have the ability to achieve a 20X-40X valuation given that we are a SaaS company with high margins, an AI company, and a blockchain company. Therefore, we believe a $40 million cap to be very realistic and middle of the road with regard to our projected financial goals and the associated ARR valuation multipliers.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$[600]	$[64,200]
Net Proceeds	$[9,400]	$[1,005,800]
Use of Net Proceeds:		
Product Development	$[8,000]	$[400,000]
Marketing	$[1,400]	$[300,000]
Employee Salaries	$[0]	$[186,000]
Working Capital	$[0]	$[104,800]
Miscellaneous	$[0]	$[15,000]
Total Use of Net Proceeds	$[9,400]	$[1,005,800]

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 18 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 2.5% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $64,200 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to develop and market the Erndo app and associated infrastructure in preparation for a launch in the west coast of the U.S. Specifically, we intend to invest in digital and social media marketing, redevelop the app based on alpha feedback, and launch the Full Product in our targeted areas. More specifically, the Marketing funds will be used for strategies including, but not limited to, social media marketing, streaming platforms, community outreach, and web marketing. The Employee Salaries budgeting is reserved entirely for app developers, software engineers, and sales personnel as we have no current intentions of providing a salary to any of the founders within the first year of operation. The Product Development budget will be utilized to develop the technology and infrastructure for the next iteration of the Erndo platform, including the development of blockchain technologies, with current plans involving the use of outsourced product development through contractors in an effort to reduce costs. The Miscellaneous and Working Capital sections consist of reserve funds for miscellaneous costs and expenses that are expected to result from standard company operations.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

Erndo Inc. will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at on it's website at erndo.com/annualreports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Erndo Inc.

[See attached]

I, **Peter Jenson**, the **Chief Executive Officer** of **Erndo Inc.**, hereby certify that the financial statements of **Erndo Inc.** and notes thereto for the period from **March 19, 2018 (the date of inception)** and **April 3, 2018** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of **April 3, 2018**.

Peter Jenson
______________________ (Signature)

CEO
______________________ (Title)

4/3/2018
______________________ (Date)

Erndo Inc.

Independent Accountant's Review Report

Thirteen Days Ended March 31, 2018

Daniel L. Grasso Accounting Services
111 Elm Street
Medford, OR 97501

To the Board of Directors and Management
Erndo Inc.
251 Little Falls Dr.
Wilmington, DE 19808

I have reviewed the accompanying financial statements of Erndo Inc, which comprise the balance sheet as of March 31, 2018, and the related statements of operations, stockholders' equity, and cash flows for the thirteen days then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Daniel L. Grasso, CPA
Medford, Oregon
April 3, 2018

ERNDO INC.

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

Erndo Inc.
Index to Financial Statements
(unaudited)

ERNDO INC.
BALANCE SHEET
Since Inception
(unaudited)

	March 31, 2018
Assets	
Current Assets	
Cash	$185
Current Assets	$185
Total Assets	**$185**
Liquidity and Stockholders' Equity	
Total liabilities	$0
Commitments and contingencies	
Stockholders' equity Series A Common Stock, par value $0.000001; 100,000,000 shares authorized; 85,000,000 issued and outstanding as of March 31, 2018	$85
Stockholders' equity Series B Common Stock, par value $0.000001; 1,500,000 shares authorized; 0 issued and outstanding as of March 31, 2018	$0
Contributed Capital	$100
Accumulated deficit	
Total stockholders' equity	$185
Total liabilities and stockholders' equity	**$185**

See Independent Accountant's Review Report

ERNDO INC.
STATEMENT OF OPERATIONS
Since Inception
(unaudited)

Profit and Loss Statements
March 31, 2018

	March 31, 2018
Revenue	$0
Costs of Goods Sold	$0
Total Expenses	**$0**
Net Ordinary Income	$0
Net Income	$0

See Independent Accountant's Review Report

ERNDO INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Inception	100,000,000	$ -	1,500,000	$ -	$ -	$ -	$ -
Issuance of founders stock	85,000,000	$85	-	-	-	-	$85
Contributed capital	-	-	-	-	$100	-	$100
Net income (loss)	-	-	-	-	-	-	-
March 31, 2018	85,000,000	$ 85	-	$ -	$ -	$ -	$185

See Independent Accountant's Review Report

ERNDO INC.
STATEMENT OF CASH FLOWS
Since Inception
(unaudited)

	March 31, 2018
Operating Activities	
Net Income	$0
Net cash provided by Operating Activities	$0
Contributed Capital	$100
Financing Activities	
Owner Equity:	$85
Net cash provided by Financing Activities	$0
Net cash increase for period	$185
Cash at the end of the period	$185

See Independent Accountant’s Review Report

NOTE 1 – NATURE OF OPERATIONS

Erndo Inc. was formed on March 19th, 2018 ("Inception") in the State of Deleware. The balance sheet of Erndo Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is registered in Wilmington, Delaware, and headquartered in Ashland, Oregon.

The Erndo Platform is a SaaS-based, customer engagement ecosystem that uses tokens to mobilize customers as influencers for local commerce. We enable business owners to painlessly self-acquire, retain, and understand customers using crypto influence. Our breakthrough platform synthesizes customer acquisition, loyalty incentivization and insight monetization with automated marketing for Small to Medium-sized Businesses, ("SMBs") to create an integrated, interoperable, value generation platform that is reviving local businesses and restoring local pride.

We have solved three challenges that globalization and the internet economy have created: lack of resource and skills among SMBs to compete with the increasing sophistication of marketing, talent acquisition, and supply chain management; lack of customers to have an impact on their business ecosystem when loyalty is a click away; and the value-leakage out of local communities due to the disconnect between customer loyalty and SMB success.

We have automated the marketing analytics as a currency-based system, where customers as influence converts to value increments in a marketplace which they can use and benefit from when patronizing their local businesses and which SMBs can use to reinforce loyalty through effortless, automated marketing. In using tokens to drive customer activation – acquisition, loyalty, and influence – we are mobilizing customers to revolutionize the small business landscape with a new paradigm: a currency-based ecosystem that drives economic benefits for both.

At Erndo Inc., we believe in a future where small businesses and local economies can thrive by deploying the same level of customer engagement sophistication as Fortune 500 companies; and where customers can enjoy even greater reward for loyalty to those local businesses that they love supporting.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because either they are short term in nature, or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

Any valuation at this stage is speculative and any projections are based on estimates. There is no guarantee that the company will meet projected estimates. Any valuation is based on estimates and cannot be stated with certainty to be a specific amount. Valuation can be based on the results of the alpha phase and projected estimates based on the performance of similar industries. The adoption of the Erndo Platform has been very attractive to consumers and businesses alike during the alpha in the Rogue Valley of Southern Oregon. However, any assumptions or estimates based on this data is subject to unpredictable variation due to multiple factors such as differing adoption rates in new regions and other potentially confounding variables.

Financial success is reliant on a growing user base. In order for revenue to increase and for profit to be made, the user base must grow and users must make transactions through the Erndo Platform. During the alpha phase in the Rogue Valley there was a large user base developed of approximately ~550 users and ~100 businesses in a 3-month period. However, these results are in no way an indication of what user adoption might be in other areas, or with a product with additional functionality. Financial success is not guaranteed and it is possible that various factors and variables could result in slower adoption than expected or no adoption at all.

The strength of patents and intellectual property may be weakened or ineffective. A robust patent pipeline is intended in order to ensure the protection of our intellectual property in addition to existing pending patents. These patents could potentially help to protect from aggressive lawsuits and the ability to mitigate copycat companies that attempt to infringe on our intellectual property. However, there is a risk that our patents could be either not approved or interpreted by a court of law as not being valid, enforceable, or relevant to our claims. If this or similar scenarios were to occur there would be a risk of negative effects due to the increased chance of litigation by aggressive parties and a reduction of legal avenues to challenge copycat and intellectual property infringing entities.

Competitors. Competitors that are at a significant advantage either in terms of market share, financing, or connections could arise with similar products that potentially could result in Erndo Inc. failing to achieve financial viability. In order to mitigate these risks, Erndo Inc. plans to implement a robust patent pipeline to augment current pending patent(s). Additionally, Erndo Inc. has several key strategies and "trade secrets" regarding marketing, expansion, functionality, and development that we believe places us at a competitive advantage. However, there is no guarantee that either our patent pipeline or our key strategies and "trade secrets" will enable us to out-compete other entities or to achieve financial success.

Erndo Inc. is reliant on fundraising in order to achieve expansion. Erndo Inc. was recently formed as a C corporation in the state of Delaware. However, the founders have previously successfully completed an alpha phase of a minimum viable product (the "MVP") in the Rogue Valley, Southern Oregon. No significant revenue was expected given that it was simply testing the model. The alpha grew much faster than was expected and usage was capped due to overwhelming demand. However, there is no guarantee of revenue growth going forward and Erndo Inc. is reliant on successful fundraising efforts in order to complete platform development beyond the MVP and expand to additional geographic regions.

Investments in startup companies contain a high amount of risk. Investments in Erndo Inc. or other startups can involve a high degree or a high amount of risk. There are significant financial and operational challenges that startups, including Erndo Inc., face. The startup market that Erndo Inc. is operating in is extremely competitive and has a high risk of failure. Some of the challenges that startups face that lead to their high risk include, but are not limited to: market exposure, customer acquisition, competition, marketing, operational management, financing, product development, product traction, and unexpected death or illness among key employee(s) or founder(s).

Insolvency. Operating as a startup is risky and it is possible that Erndo Inc. could become insolvent, resulting in little to no financial return for investors and the potential loss of the entire amount of the initial investment. There are different ways for Erndo Inc. to become insolvent, including, but not limited to, the cost of operation and overall expenses to operate the company could become higher than the revenue that is received.

Political and regulatory factors. Political and regulatory factors include, but are not limited to, political and regulatory changes in the United States or states and local areas could result in negative repercussions for the company or even failure. In order to mitigate political and regulatory risks, Erndo Inc. has operational guidelines that seek to ensure full compliance in good faith with all potential regulatory risks. This can be seen by our choice of seeking to raise funds through a regulated and SEC compliant mechanism.

External Factors. There is a possibility for external factors to lead to negative effects on the company or even failure. These external factors include, but are not limited to: war, natural disaster, economic recession, changes in economic climate, changes in regulatory climate, death of one or more founders or co-founders, or simultaneous death of all of the company founders and co-founders.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from commission on transactions through the Erndo Platform when (a) there is pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100,000,000 shares of our Class A Common Stock with par value of $0.000001. As of March 31, 2018, the company has currently issued 85,000,000 shares of our Class A Common Stock. Class A Common Stock has one voting right per share.

We have authorized the issuance of 1,500,000 shares of our Class B Common Stock with par value of $0.000001. As of March 31, 2018, the company has currently issued 0 shares of our Class B Common Stock. Class B Common Stock has no voting rights.

NOTE 5 – RELATED PARTY TRANSACTIONS

Stockholders and potential stockholders / related parties have provided funds in the form of capital contributions. There are no notes payable, either formal or informal, owed by Erndo Inc.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after March 31st, 2018 through April 3, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

NOTE 7 – GOING CONCERN

The company has been doing research and development for its patents since its inception. No revenue has been generated to date and substantial expenses have been incurred. The owners have continued to contribute capital and seek additional investment funding to continue their efforts. Please also see the Risks and Uncertainties section of Note 2.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Erndo is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $1.07M goal

Erndo

Small Business Blockchain Powered by AI
Small OPO · Wilmington, DE · Business to Business · Accepting International Investment

Overview Team Terms Updates Comments Share



The paradigm shift in local market engagement to convert customers into local influencers.

Invest in Erndo

Erndo is a small business ecosystem built on blockchain technology and AI, designed to help small businesses thrive in an increasingly hostile economic environment. Erndo uses the latest technology, trends, and insights to form an automated platform for small businesses that engages their best customers...locals.

For the first time in recorded US history, entrepreneurship is on the decline. In the last decade, each year has seen small and medium businesses close at alarming rates and new businesses aren't filling in the gaps. This is particularly alarming because the population of the US has increased by 47.3% yet new business startups annually have dropped by half.

Put simply, small businesses are dying faster than they're being created. Small and medium businesses (SMBs) face mounting challenges as they try to compete in the information age against major corporations and marketing giants who can pump enormous resources into exploiting the latest fad and purchasing mindshare.

In today's world of massive data gathering and demographically targeted marketing, **many small businesses simply have no access to the tools, knowledge, or marketing capital to compete with large companies,** whose data access and customer insights are increasingly gobbling consumer attention.



Technology is supposed to be the great equalizer, yet the time, staff, and knowledge requirements tilt the balance in the favor of huge corporations and leave **many small businesses struggling to stay afloat** amidst the technological boom.

Additionally, very little of the technology that we currently use on a day to day basis does anything to bring people together in a meaningful way. Not on a personal level, not on a local level, and certainly not with their local business community.



As a result, our communities are fragmented. Small businesses no longer develop meaningful, lasting relationships with local customers and their attempts to do so are typically very costly, and rarely work because business owners don't have the time to keep abreast of the latest technology and trends, nor can they handle the added workload.

At Erndo we want to put the power back in the hands of local businesses, local consumers, the local community itself. We want to level the playing field, reversing our descent into a dystopian future where local voices are drowned out by the cacophony of mega-corporate marketing and influence. **We want to live in a world where diversity at the local level is celebrated, where the local businesses are a reflection of the unique personality of the local community** as opposed to just being a megaphone for soulless, mega-corporate branding.

Our platform, built on blockchain technology, utilizes AI and analytics to enable a touchless platform that automatically generates customer traffic while incentivizing consumers to become local influencers. Without any specialized knowhow or substantial effort on the part of business owners, our platform stimulates customers to support local businesses not only through their purchasing habits but also through their voice.

Our currency token is generated by the consumer's own actions, rewarding them for economically relevant behavior, from showing increased loyalty, to exploring new businesses, to providing useful insights in the form of opinions, influential behavior, and simply shopping as they normally would. This currency can be spent at local businesses for real goods and services by consumers and is used by business owners to leverage consumer insights and increase their mindshare and footfall.

At one time, **small businesses were the lifeblood of the nation's overall economy**. It is because of them that some of the largest corporations exist -- and thrive-- today. Yet SMBs currently fail at an alarming rate, with nearly two-thirds failing in the first five years alone.

Our mission is to reshape the small business landscape and to give back the influence to local communities with our AI-powered market engagement ecosystem. By streamlining the "mining" of cryptocurrency and gamifying the shopping experience, Erndo has the power to revolutionize customer activity for SMBs on a massive scale.

With your investment, you will be revitalizing local communities and the small businesses that give them livelihood and personality.

We believe that small businesses are vitally important to our economy, representing nearly two-thirds of all new job creation and half of the overall US economy, so we invite you to **refresh local economies and rebuild the flourishing, neighborly communities** that America was once known for**. So let's roll up our sleeves and get to work on turning hope into reality.**


Espresso!
Todays Special
2 for 1 Lattes
SOUPS
Wild Rice
Veggie
Buy LOCAL

The Offering

Investment: Convertible Promissory Notes and Violet Tokens

Note converts to Class B Common Stock when the company raises $2,000,000 in a qualified equity financing
Maturity Date: April 20, 2020
$40,000,000 Valuation Cap | 0% Discount Rate | 5% Annual Interest Rate

What is a Convertible Note?
A convertible note offers you the right to receive shares of Class B Common Stock in Erndo, Inc.. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $2,000,000 in qualified equity financing. The highest conversion price per share is set based on a $40,000,000 Valuation Cap or if less, then you will receive the price at which the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted, then you are entitled to either receive your investment and interest back from the company or convert into equity.

Perks*
Violet Tokens (the "**Tokens**")

The Offering includes $1 worth of Violet Tokens for every $1 invested at the price set in the future token generation event. In addition, the following bonuses will apply:

- $500+ – VIP Access to 2019 Token Pre-Sale.
- $1,000+ - VIP Access to 2019 Token Pre-Sale -AND- a **5% Bonus on Perk Tokens** up to the dollar amount of initial investment.
- $2,500+ - VIP Access to 2019 Token Pre-Sale PLUS a **10% Bonus on Perk Tokens** up to the dollar amount of initial investment.
- $5,000+ – VIP Access to 2019 Token Pre-Sale PLUS a **15% Bonus on Perk Tokens** up to the dollar amount of initial investment.
- $10,000+ – VIP Access to 2019 Token Pre-Sale PLUS a **25% Bonus on Perk Tokens** up to the dollar amount of initial investment.

Additional bonuses available on an individual basis for investments exceeding these amounts. Please contact the Erndo team at contactus@erndo.com for further information.

Description: The token that investors will receive as a perk will be called, tentatively, "Violet Tokens". Violet Tokens will be tradable for other tokens utilized in the Erndo Marketplace, such as Dough, including future tokens that are developed. Violet Tokens thus confer a unique advantage to the holder in that they can be exchanged for various types of tokens used in the Erndo ecosystem, including tokens that can be spent just like cash (C tokens) at any business in the Erndo network.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

**All perks will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

We believe in a future where small businesses and local economies can thrive by effortlessly deploying a level of marketing and customer engagement sophistication that enables them to successfully compete with Fortune 500 companies; and where customers can enjoy even greater rewards for loyalty to those local businesses that they enjoy supporting.

Small Businesses Need Help.
Erndo IS Their Competitive Advantage!



Small businesses are often started with people who have a passion for what they do. Yet when a large corporation comes to town, whether it be your Target, Starbucks, or McDonald's, small businesses are often left with fewer customers and added stress. Why? **Why do so many opt to pass up their local, curated coffee shop for commercial coffee, or the corner burger joint for commercial burgers?**

We believe the answer is fairly simple: **Money and Data.** In the age of smartphones and social media, small businesses simply do not have the marketing capital and data that enables them to survive against the onslaught of marketing and data gathering that big corporations use to influence consumer behavior.

Erndo sees this as a growing national problem that is only getting worse.

The Erndo Suite gives power back to local businesses in a way that has never been done before, by creating an automated, AI-powered technology that is "push button" easy to use we can activate a hidden weapon on behalf of small business: their own customers who are eager to see them thrive.

People want to support local, almost any person you ask will tell you as much, they just happen to be incentivized by high dollar marketing to spend at big box stores and online retailers. Erndo aims to incentivize them to support small businesses and become local "heroes" who serve as local influencers for small business.

Unlike the majority of tokens, we are fully poised to deploy a blockchain-based platform with **validated results** that are infinitely scalable and self-perpetuating and, most importantly, at a REAL value to everyone using it.

Our token is already helping small businesses win over customers' hearts and minds through effortless, systematized, and automated engagement. Customers can buy a cup of coffee or a burger with our tokens and businesses use the tokens to reap the benefits of increased loyalty, intentional local influence, and business growth.

Why Blockchain is the Answer and How it Works

Erndo's state of the art, blockchain-based platform blends customer acquisition, loyalty incentivization, and insight monetization with automated market engagement for SMBs. It creates an integrated, interoperable, value-generation platform positioned to revitalize local businesses and restore a sense of local community.



Our automated local market engagement suite is powered by a unique token in the world of blockchain. Mining cryptocurrency and tokens has, until now, seemed relegated to the realm of MIT geniuses or people who have the funds and knowhow to build a processing node...esoteric concepts to most people. Cryptocurrency itself is nebulous to a majority of people, something to maybe purchase in case the value goes up, but with no real understanding of how it is generated or what to do with it.

Erndo breaks that paradigm.



Customers earn tokens by carrying out day to day activities, effectively "mining" those tokens when they make a purchase, write a review, act as an influencer, explore their local environs and a hundred other simple, easy ways to earn increasing rewards.

Businesses gain access to unique marketing opportunities, consumer insights, and AI driven customer engagement without having to do much more than lift a finger. Businesses receive real value from the token and see real growth on the bottom line.

Although millennials are not the only generation using our platform, they will likely (at least in the beginning) represent the majority of customers. Millennials are one of the most activist-minded generations, valuing social change perhaps even more so than older generations. **Erndo will harness the millennial mindset, empowering them to support local businesses in a more intimate way that creates meaningful relationships with one another as well as the businesses themselves.**

Our tokens drive customers to action! By incentivizing loyalty and influence with the acquisition of the Erndo token and pairing it with the knowledge of doing social good, we have already seen local impact during our alpha test. We have successfully mobilized customers to revolutionize the small business landscape with our interoperable, currency-based ecosystem that is driving benefit for both businesses and their customers.

We Have Hundreds of Onboarded Businesses and Consumers







In just a few months of our live alpha (and in a rural area with non-ideal demographics) we achieved a record 100+ participating businesses and hundreds of more consumers. We believe that this is a sign that even rural and suburban communities are ready to take back control of their local economies, and that customers can proudly be pried away from the big-box stores.

We accomplished this feat with a bare-minimum product that had just a small fraction of the functionality and value we are capable of offering. With nothing more than a simple alpha, the minimum functionality itself proved valuable enough to business owners and the surrounding community that buzz and traction were rapidly generated.

With our MVP (minimum viable product), our intent was to execute successfully with only 20 businesses and 20 consumers. However, the demand was there and, of course, **we didn't want to turn down our early adopters**. After ensuring our financial aspects were squared away, we briefly opened the app to public signup.

What we found was nothing short of amazing. **People and businesses were eager to encourage others to sign up for Erndo!** There were even numerous incidents where one of the Erndo team was around town and overheard customers talking to business owners about "signing up for that Erndo platform."

Our numbers rapidly skyrocketed to over 100 businesses and 500 consumers. We were forced to prevent further signups given that we were not scaled up enough to handle the influx of traffic.

The purpose of our MVP was to gain the data necessary to build out the next iteration of the product in an empirically informed manner, using real-world customer data and feedback. We have more than successfully executed on that goal and are now ready for rapid expansion.
Your investment will help us change the small business AND cryptocurrency landscape. Let's grow both together.


SAAS

What the Market Is Saying

Today, small businesses are in desperate need of management and marketing software that does not cost more than they can reasonably afford. Our blockchain-enabled SaaS platform is a pay-for-performance solution, one that's capable of facilitating relationships between consumers and small business and designed to grow the business without costing a dime out of pocket.

This presents a great market opportunity. **The small business market is ⅔ of job creation in this country and, at over $5 trillion dollars, nearly half of the private, nonfarm GDP**. SaaS and AI are needed at the local level, where automation doesn't just maximize efficiency, it enables survival. **We can empower small businesses with the tools they need to compete with large enterprise and survive, and in fact, we can give them a secret weapon so they can flourish.** (Source)

What Our Community is Saying



Easy to use, easy to integrate into our business, and staff training takes about 90 seconds. Customers using Erndo are always very happy.

Drew Gibbs,
Owner
Alchemy Restaurant and Bar



We plan to use Erndo to expand when our new product comes to market. The data that will be available will be key to strategic growth.

Pete Baumann
President of Probe Golf



Erndo is like a cross between Bitcoin and actual cash. It's super easy to earn, and I can actually spend it at local businesses!

Wally Flores
Consumer


Erndo was mentioned in a post.
Erinn Agne shared Ashland Daily Tidings's post.
January 17
This place is Sunshine's preferred wet food and litter supplier. The wet food prices are comparable to Pet Smart. Billie Jo is incredibly helpful with my questions about food and treats for a toothless cat. Aaaaand I stumbled across this awesome local business because it was on my Erndo hotlist!!
Ashland Daily Tidings
January 17
The shop offers a range of food that are free of hormones, antibiotics and toxins.
Pet store offers alternative, natural approach
As a herbalist with a passion for alternative, natural-holistic health modalities — and a big pet lover, as well — Billie Jo Vinson wanted
DAILYTIDINGS.COM

I stumbled across this awesome local business because it was on my Erndo Hot List!

Erinn Agnes
Consumer


Nathe Suter Jefferson Spirits Bar with Erndo ready to roll
Like · Reply · Message · 3w

Erndo is revolutionary... for real! I mean, you earn rewards and get paid for supporting local businesses. How cool is that?

Nathe Suter
Consumer



We've seen quite a few new customers become regulars as a result of Erndo. Very happy to have Erndo as part of our marketing and looking forward to using Erndo to promote some exciting new aspects to our business soon.

Dustin Way
Owner
Rogue Valley Roasting Co

More than Anything Else, We Are Driven By Purpose


artisan
EYEWORKS

At Erndo, we are driven, above all else, by purpose. While "Erndo is a SaaS-based, customer engagement ecosystem that uses tokens to mobilize customers as influencers for local commerce" describes what we do (even though it's a mouthful!), we are even more than that.

Erndo is motivated by the unbreakable passion to put power back in the hands of small businesses and aspiring entrepreneurs. We want to empower local business, local consumers, and local communities. We want to level the playing field. **We want to help small businesses succeed**.

Erndo has been designed to put the transformative powers of blockchain technology in the hands of the little guy. One of the real secrets to our early success is that though Erndo is powered by blockchain, those who use it need not be knowledgeable about it. **Erndo just works.**

In this way, we believe that we're truly leveling the playing field for small businesses not just in the current market climate, but in the future market to come. We believe in a future where small businesses and local economies can thrive by effortlessly deploying a level of marketing and customer engagement sophistication that enables them to successfully compete with Fortune 500 companies; and where customers can enjoy even greater rewards for loyalty to those local businesses that they enjoy supporting.

Your investment will make the next iteration of our platform possible. Digital assets including but not limited to blockchain-based tokens will be used to incentivize valuable consumer activity in various forms, including but not limited to modified purchasing habits, influencer marketing, and data generation.

Erndo is poised to help small business owners reap the same benefits that corporations do, all while empowering customers to develop lasting relationships with businesses in their local communities.

When you invest in Erndo, you are making an impact that has the power to have a full-blown domino effect on the entire US economy, and even beyond.


ern
do

January 2017



Private Launch

Private, Invite-Only Launch of off-chain Alpha Product

October 2017



Public Launch

Public Launch of off-chain Alpha Product

December 2017



100 businesses and 500 customers achieved

100 businesses and 500 customers achieved Signup process is locked due to overwhelming demand

January 2018



Core team assembled

Core team assembled for the next iteration of the product; the search for funding begins.

Q3 2018



Initiate Development for next platform iteration

Initiate development for the next iteration of the Erndo platform

Q4 2018



Preparation for brand awareness

Preparation for brand awareness marketing and launch

Q1 2019



Launch the next iteration of our platform

Launch the next iteration of our platform, rich with groundbreaking functionality for businesses and consumers alike.

Q2 2019



Continued Expansion

Continued marketing, iterative development, and expansion.

Q3 2019



Bring full Crypto Functionality to Erndo

Implement full crypto wallet functionality into Erndo, enabling consumers to spend various forms of crypto funds such as Bitcoin and Ethereum at local businesses using the Erndo app.

Meet Our Team



Peter Jenson

CEO, President, and Director

With a background in martial arts as both an instructor and international competitor; musical composition as the leader and songwriter of a progressive rock band; and in business development, administration, and management, Peter brings a plethora of leadership experience to the table that drives the Erndo team. With an emphasis on collaboration, Peter is dedicated to moving the team forward through stalwart teamwork such that the team's collective knowledge, experience, and skills are able to synergize with maximum effectiveness. With a B.S. in Chemistry (concentration in Biochemistry and Biophysics), an M.S. in Bioinformatics and Computational Biology (concentration in machine learning and predictive analytics), and small business entrepreneurship since his early teens carried out in order to both fund his college education as well as satisfy his entrepreneurial spirit, Peter also possesses substantial experience in academic pursuits, scientific research, and small business proprietorship. As the original founder of Erndo, Peter directly oversaw the 2017 launch of the alpha product and has presided as the CEO, President, and a Director since Erndo's Delaware corporate inception in 2018.



Chris Betzing

CFO, Treasurer, and Director

Christopher is from Lake Oswego, Oregon and graduated Cum Laude from Oregon State University with a BS in Radiation Health Physics. He was a member of the Biophysics/Biochemistry and Premed Clubs; Dean's List/Honor Roll, National Society of Collegiate Scholars Honor Society, and Alpha Lambda Delta Honor Society. In addition, he was selected for the Oregon State University Waldo-Cummings Outstanding Student Awards for Academic excellence/community service and achievement in 2008, 2009 and 2010. In 2011, based on his high scholastic achievements, integrity and potential achievement in applied Nuclear Science and Nuclear Engineering, Chris was selected for membership in the Alpha Nu Sigma Honor Society. From 2011-2013 Christopher studied at OHSU and achieved his Master of Science in Bioinformatics. Chris started his Master in Finance degree from Colorado State University - Global Campus in 2016 and graduated in early 2018. As the second member of the Erndo team, Chris was involved in overseeing the 2017 launch of the alpha product and has presided as the CFO, Treasurer, and a Director since Erndo's Delaware corporate inception in 2018.



Jeff Stacey

Head of Growth Strategy and Director

With a track record of >$500M in Cloud Apps, Big Data Analytics, and Blockchain, Jeff is a seasoned serial entrepreneur and corporate executive with a 20+-year history of partnerships with companies such as AT&T, NASA, DOD, T-Mobile, and many others. He has a Portfolio of over 150 Cloud, Analytics and Big Data Partnerships, from the work he has done at IBM, Dell, SAP, Oracle, and a host of early stage startup companies. Always on the forefront of groundbreaking technology, Jeff is a respected pioneer at the executive level in the creation and implementation of Blockchain, AI, and Analytics technologies in the United States and abroad. Jeff has presided as the Head of Growth Strategy and Director of Erndo since it's Delaware corporate inception in 2018.



Ben Searcy
Head of Marketing
Over a decade of experience in international business, startup consulting, and digital marketing. As a veteran of the United States Army, Ben also possesses unique leadership experience that enables him to lead effectively and intelligently even in the most high-pressure scenarios. Ben has also had the opportunity to directly apply his unique leadership abilities to the world of marketing, with a history as the Head of Marketing at one of the largest audiobook marketing agencies in the world.



Woody Beverley
Head of Technology
Certified Scrum Master with extensive experience over two decades of developing and testing both hardware and software for companies ranging from startups to Fortune 100s. His experience ranges from designing test tools for Microsoft hardware input devices, developing the firmware for the first XBOX game console, to developing modern test automation.



Steve Garan
Head of Data
Director of Bioinformatics at the University of California-Berkeley, Chief Technology Officer at Trans Time Cryonics, Research Fellow at the Department of Integrative Biology, Researcher at the Lawrence Berkeley National Laboratory



Darold Davis
Head of Product Design
Product Designer with an extensive background in influencer marketing and AI platforms; MFA Web Design and New Media, OMG Certified UML Professional, New Product Development Professional (NPDP) Certification, MA TRIZ Level 1, Published Researcher in Design and Engineering



David Jamieson
Head of Legal
Dave graduated with honors from Gonzaga University School of Law in Spokane, Washington in 1978. He obtained a Master of Laws degree from Exeter University in England in 1985, finishing first in his class. He is admitted to practice in Washington State and California and is admitted to practice before the United States Supreme Court, Ninth Circuit Court of Appeal and the United States District Courts for the Northern and Eastern Districts of California. He practiced law with Cardozo, Nickerson, Martelli, Curtis, and Arata before opening his own law practice in 1991. He has practiced law in Modesto since 1987.

Offering Summary

INVESTMENT

Convertible Promissory Notes

Note converts to Class B Common Stock when the company raises $2,000,000 in a qualified equity financing

Maturity Date: April 20, 2020

$40,000,000 Valuation Cap

0% Discount Rate

5% Annual Interest Rate *

**Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below*

Maximum ($1,070,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Erndo Inc.
Corporate Address	251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808-1674
Description of Business	Erndo is a SaaS-based, market engagement ecosystem that uses tokens to mobilize customers as influencers for local commerce. Using crypto rewards to create incentive, Erndo acts as a revolutionary customer activity optimizer for small- to medium-sized businesses.
Type of Security Offered	Convertible Promissory Notes and Violet Tokens
Minimum Investment Amount (per investor)	$295

Perks*

The Offering includes $1 worth of Violet Tokens for every $1 invested, at the price per token set in the future token generation event. In addition, the following bonuses will apply.

$500+ – VIP Access to 2019 Token Pre-Sale.

$1,000+ - VIP Access to 2019 Token Pre-Sale -AND- a **5% Bonus on Perk Tokens** up to the dollar amount of initial investment.

$2,500+ - VIP Access to 2019 Token Pre-Sale PLUS a **10% Bonus on Perk Tokens** up to the dollar amount of initial investment.

$5,000+ – VIP Access to 2019 Token Pre-Sale PLUS a **15% Bonus on Perk Tokens** up to the dollar amount of initial investment.

$10,000+ – VIP Access to 2019 Token Pre-Sale PLUS a **25% Bonus on Perk Tokens** up to the dollar amount of initial investment.

Additional bonuses available on an individual basis for investments exceeding these amounts. Please contact the Erndo team at contactus@erndo.com for further information.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

Terms of Tokens

Violet Tokens

Description:

The token that investors will receive as a perk will be called, tentatively, "Violet Tokens". Violet Tokens will be tradable for other tokens utilized in the Erndo Marketplace, such as Dough, including future tokens that are developed. Violet Tokens thus confer a unique advantage to the holder in that they can be exchanged for various types of tokens used in the Erndo ecosystem, including tokens that can be spent just like cash (C tokens) at any business in the Erndo network.

Please see the section **Additional Information** below for further information.

- **Initial Blockchain:** Ethereum
- **Migration to Alternative Blockchain:** Migration to Waves if needed
- **Expected Network Launch date:** Q2 2019
- **Total amount of Tokens authorized for creation:** 2,000,000
- **Amount of Tokens or Rights to Tokens already issued:** 0
- **Will they be listed on Exchanges:** We plan on listing the tokens on exchanges.
    - **if so, which:** We plan on listing on the main altcoin exchanges, such as Binance.

Other Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** May be exchanged for tokens at the holders choosing when new tokens are launched by Erndo Inc.

Additional Information:

Purchasers of securities in this offering, Class B Common Shares through a convertible note, will also receive a quantity of tokens with a worth that is equal to or greater than the value of the investment amount in this offering, contingent upon the successful development of the Full Product. For example, a purchaser who invests $500 during the Offering will also receive a special perk of $500 worth of tokens if and when there is a future token implementation. An investor whose purchase amount exceeds certain thresholds will receive additional Bonus Perk Tokens at a rate defined above in the "Minimums and Perks" section. The tokens will be delivered after the official launch of the token implementation event at a time designated by the Board.

In addition to the information above the Violet Token will entail a permanent benefit to the individual that is currently holding the Violet Token in the form of an increased mining rate within the Erndo platform. This rate will increase with the number of Violet Tokens held by the individual. This bonus does not stay with the individual if they sell their Violet Tokens and will instead be transferred to the new owner of the Violet Tokens. Violet Tokens will also be tradable with other individuals for cryptocurrencies or fiat cash through token exchanges such as Binance or Coinbase.

Erndo has already successfully executed on an Minimum Viable Product (MVP) demonstrating critical proof-of-concept, with "Dough" being a virtual currency (C tokens) that is currently live and can be spent at any business in the Erndo network, and "Tokens" being a digital asset (S tokens) that is currently live which confers a benefit to the holder in the form of an increased "mining" rate for acquiring Dough.

Current Status and Immediate Plans

While Erndo does not currently have a blockchain-based token, Erndo has immediate plans to begin development post-funding in order to integrate blockchain-based tokens into the core functionality of the platform. In the current, live iteration of the Erndo platform (the "Alpha" or the "MVP"), digital assets (tokens that are not currently recorded on a blockchain ledger) in the form of virtual currency and "Tokens" are the core influencing mechanism used to incentivize consumers to carry out economically relevant activity, such as modified purchasing habits (e.g. spending more than normal, or patronizing a new business that one has never been to before).

In the next iteration of the platform (the "Full Product"), we intend to use digital assets including but not limited to blockchain-based tokens to incentivize valuable consumer activity in various forms including but not limited to modified purchasing habits, influencer marketing, and data generation. The delivery of the token bonus perks, VIP access, and bonus tokens are contingent upon the successful development of the Full Product. While Erndo has immediate plans to realize the development of the Full Product and has already assembled the core team members necessary to do so, we are unable to guarantee that successful development will ever occur. Refer to the "Risks and Uncertainties" section of our Offering Statement for further information.

Token Functionality

Tokens are an integral and central aspect of Erndo's operation. Tokens are one of the main rewards used to incentivize consumer behavior. There are two planned types of tokens, one being called a "C token" and the other an "S token". C tokens are spendable by users in the Erndo network in many ways including, but not limited to, purchasing goods and services from participating business or redeemed for special promotions such as gift certificates, coupons, or discounts. S tokens are used to increase a user's associated status, which affects the rate at which they are capable of acquiring C tokens through actions that add value to the token economy (aka "mining"), such as through their purchasing habits.

"Mining" in the context of the Erndo ecosystem encompasses more than just blockchain transaction validation. Instead, "mining" in the Erndo context, which is how users are able to acquire tokens, is accomplished through various forms of activity which includes but is not limited to purchasing habits, influencer marketing, and data generation. As such, the Erndo platform rewards these miners with tokens each time they perform an activity that is economically beneficial to the Erndo ecosystem. Both of these types of tokens may be tradable on a cryptocurrency or token trading market platform such as Binance or Coinbase.

Currently, our live Minimum Viable Product (MVP) is already operating on a successful execution of the above concept. "Dough" is a C Token that is currently in-use on the Erndo MVP, live and being used as a real currency in a real economy with nearly a hundred businesses and several hundred users. Dough is pegged to the U.S. dollar and can be spent like cash at any business in the Erndo network. "Tokens" are an S Token that is also currently in-use on the Erndo MVP, and they increase the rate at which a person "mines" and earns Dough.

Bonus on Perk Tokens and VIP Access

An extra bonus on tokens (i.e. Violet Tokens) will be conferred to purchasers whose investment amount exceeds the relevant minimum thresholds, contingent upon successful development of the Full Product. For example, an investor who invests $8000, which meets the Tier 4 bonus threshold, will receive 15% additional perk tokens, for a total perk token value of $8000*1.15 = $9200.

VIP Access to our 2019 Token Pre-Sale will be given to purchasers whose investment amount exceeds $500. This perk confers purchasing privileges, including discounts and access to private pre-sale offerings, on a future token sale event conducted by or in affiliation with Erndo.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Securities and Violet Tokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Erndo, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Erndo Inc. will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Erndo to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Now I'd like to bring on Peter Jenson and the Erndo team, pitching Erndo.

You guys are ready? Alright.

My name is Peter Jenson. I am the CEO of Erndo, and I am thrilled to tell you about a new paradigm that we created, which is an AI driven market engagement blockchain for local businesses. The problem that we are solving represents not only a huge market opportunity, but in fact a socio-economic revolution that will rejuvenate local communities. Let's get started.

So for the first time in US History, business entrepreneurship is actually dying. In the last decade, the annual rate of business creation has plummeted by ⅓, and by half since the 1970s. Right now for the first time, small businesses are now dying faster than they're being created.

But it's not just about the Amazon threat. We are in the age of massive data where new technologies such as machine learning and AI are being used to harvest that data and influence us with remarkable effectiveness. But only large corporations possess the capacity to deploy that technology and harness that power. The result is a vast imbalance that threatens not only small businesses, but also the very livelihood of the local communities they support.

Why does this matter? Because small businesses constitute ⅔ of job creation in this country and half of the GDP. Because the more small businesses that exist in an industry or era, the faster the pace of innovation and the development of new markets. Amazon itself was once a small business, selling books on the internet. And allow me to make this personal: Do you want to live in a future where choice is controlled by a few large entities and entrepreneurship is in the hands of the few? Neither do we and we believe there is a solution. Small businesses actually possess a secret weapon: a dormant army of potent micro-influencers. Their own local customers and communities who are proud, and in fact eager, to support them and watch them succeed. They simply have to be activated.

By bringing AI to the local level, automation can be applied to customer engagement and insight. By creating a blockchain-based engagement ecosystem, driven by that AI, customers can be engaged to become local influencers and local heroes en masse which arms small businesses with consumer impact once again. This is the way we restore the balance and overcome the capacity constraints of small businesses: empowering them with the automated tools and the community support they need to survive and thrive in the modern age.

We are Erndo and we are that secret weapon. We have synthesized customer acquisition, customer loyalty, and customer insight with automated marketing and customer engagement. Our platform lets small businesses comfortably harness the power of AI-driven automation and blockchain; it converts local customers into local heroes by rewarding them for loyalty and influence; and it helps communities to flourish and by holding on the businesses that are the lifeblood of their economies.

But, specifically, how does it work?

Customers are able to earn tokens through their purchasing habits, through their influencer activity, and through generating valuable insight. They're then able to spend those tokens at local businesses, and local businesses can then spend those tokens with Erndo to access our automated market engagement AI. We have closed the loop.

When a business gets their own customers to join Erndo, they actually convert them into their own fully incentivized influencers automatically. In other words, Erndo enables small businesses to automatically convert their own customer base into their own fully incentivized influencer marketing team. This is local supporting local. Erndo gets a small commission on every purchase done through Erndo, which fuels the ecosystem and enables Erndo to scale.

These are not stock photos. These are real businesses and real customers who are using Erndo to connect and find frictionless solidarity and mutual growth. What is so powerful here, is that Erndo is not simply a marketplace, it's a genuine ecosystem grounded in symbiosis. Businesses grow through automated market engagement, while customers see personal returns on the value they generate, not only through their purchasing habits, but also through their voice in supporting local business and becoming local heroes. Erndo creates an interdependent value generation loop, where value is created and harvested in the form of tokens by both businesses and their customers alike, and is used to sustain the ongoing process of value creation, cooperation, and mutual growth.

With your help, it's time to take Erndo out of the pilot phase. We are poised for scalability and rapid growth, ready to develop and deliver the full product, and to expand nationally and beyond. When you invest in Erndo, you are investing in a future that delivers a massive, multi-tier ROI to the investors, to the small businesses, entrepreneurs and customers who activate this ecosystem, and just as importantly to the communities rich with the local personality and hope that America was once known for.

Any Questions?

Hi. It's going to be an annoying question but, sure, can you just do it with fiat, with just regular currency. Sorry can you say that one more time? Can you just do it with fiat rather than a token that you issue yourself, like. yes, yes. So that's actually one of the ways that customers will earn those tokens. That they go out and the actually spend fiat currency at new places they might have never been to before. Essentially, every action of economic relevance that a consumer takes, they actually get a personal return on that value and they do spend fiat currency as a way to actually earn dough.

Can they be compensated back in fiat instead of? Businesses? No like the actual influencers. No, they get compensated in our tokens. Now they can sell those tokens on the market as well, but right now it's a token fueled ecosystem.

*Why, why, what's the significance of the name Erndo why not buy local or something that is more? We like the name Erndo which stands for earn dough and we think *laughter* news flash alright, but we think that it gets the point across that businesses are able to earn dough and to actually scale and grow, and customers do the exact same thing. So for both parties, I think it's a very simplistic way of describing what actually happens and the incentive for being part of it. You left out the "a". Yeah, well we're a startup I mean that's what you do, you misspell the name.*

In light of the fact that we have 420, is there any application of this in the cannabis space? So we launched our pilot in Ashland, Oregon. And we chose that for actually demographic reasons, we're not actually from there but we decided to launch there for certain demographics, we were in stealth mode. That area is very very very big in the cannabis space. At this point, we don't have any immediate plans to adopt that, but there is certainly nothing preventing us from doing so and it is becoming an increasingly relevant question because we are getting asked about it a lot.

Thank you very much.

Thank you Peter and the Erndo team. Now I know why it's called Erndo, didn't get that before.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_OF_INCORPORATION%%, %%COMPANY_TYPE%% (the "Company"), together with tokens representing rights to use the Erndo marketplace (the "Tokens") (the "Offering") upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed %%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for %%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth below on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_OF_INCORPORATION%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

(i) Tokens. THE COMPANY MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (i) WARRANTY OF MERCHANTABILITY; (ii) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (c) WARRANTY OF TITLE; OR (iii) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN, UNDERSIGNED ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY, OR ANY OTHER PERSON ON THE COMPANY'S BEHALF.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Tokens.

i. The undersigned hereby has sufficient knowledge and experience in business and financial matters to be able to evaluate the risks and merits of its receipt of the Tokens and is able to bear the risks thereof. The undersigned understands that the Tokens involve risks, all of which the undersigned fully and completely assumes, including, but not limited to, the risk that (a) the technology associated with the Network will not function as intended; (b) the Network may never be developed and Network Launch will not be completed; (c) the Network will fail to attract sufficient interest from key stakeholders; (d) the Tokens may never be created; and (e) the Company and/or the Network may be subject to investigation and punitive actions from Governmental Authorities.

The undersigned understands and expressly accepts that the Tokens may never be created and if such Tokens are created, such Tokens will be created and delivered to the undersigned at the sole risk of the undersigned on an "AS IS" and "UNDER DEVELOPMENT" basis. The undersigned understands and expressly accepts that the undersigned has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE UNDERSIGNED ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

ii. The undersigned understands that undersigned bears sole responsibility for any taxes as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of Tokens held by the undersigned. To the extent permitted by law, the undersigned agrees to indemnify, defend and hold the Company or any of its affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the undersigned pursuant to the Offering) associated with or arising from the undersigned's receipt of Tokens hereunder, or the use or ownership of Tokens.

5. Revisions to Manner of Holding.
In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.
6. Indemnity.
The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.
7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
8. Notices.
Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:	

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2018 - CF

$%%VESTING_AMOUNT%%
%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on April 20, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $2,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Class B Common Stock at conversion price equal to the lesser of (i) 100% of the per share price paid by the Investors or (ii) the price equal to the quotient of $40,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Class B Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the

entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.
5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.
6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.
7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.
9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.
1**0. Parity with Other Notes.** The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.
11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.
12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.
13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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